Exhibit 99.1

HUYA Inc. Reports Third Quarter 2020 Unaudited Financial Results

GUANGZHOU, China, Nov. 11, 2020 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Highlights

•	Total net revenues for the third quarter of 2020 increased by 24.3% to RMB2,814.8 million (US$414.6 million), from RMB2,265.1 million for the same period of 2019.

•	Net income attributable to HUYA Inc. was RMB253.0 million (US$37.3 million) for the third quarter of 2020, representing an increase of 105.3% from RMB123.2 million for the same period of 2019.

•

Non-GAAP net income attributable to HUYA Inc.[1] was RMB361.2 million (US$53.2 million) for the third quarter of 2020, representing an increase of 75.0% from RMB206.4 million for the same period of 2019.

•	Average mobile MAUs[2] of Huya Live in the third quarter of 2020 reached 74.2 million, representing an increase of 16.3% from 63.8 million in the third quarter of 2019.

•	Average MAUs[3] of Huya Live in the third quarter of 2020 reached 172.9 million, representing an increase of 18.3% from 146.1 million in the third quarter of 2019.

•	Total number of paying users[4] of Huya Live in the third quarter of 2020 reached 6.0 million, representing an increase of 13.2% from 5.3 million in the third quarter of 2019.

“Despite a relatively shorter summer vacation period due to the impact of COVID-19 in China, we were still able to increase our user base by offering enriched content and enhanced experience, as well as through our deepened collaboration with Tencent,” said Mr. Rongjie Dong, Chief Executive Officer of Huya. “In the third quarter of 2020, average MAUs of Huya Live reached 172.9 million. The continued user growth momentum sets a solid foundation for the strengthening of user engagement and incremental monetization opportunities.”

“We are also excited about the opportunities that lie ahead of us with the potential merger with DouYu. We believe the potential combination will allow us to build on our complementary strengths, achieve significant synergies, and create more value for our users, our business partners and our shareholders,” concluded Mr. Dong.

[1]

“Non-GAAP net income attributable to HUYA Inc.” is defined as net income attributable to HUYA Inc. before share-based compensation expenses, gain on fair value change of investments, and income tax effects on non-GAAP adjustments. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Refers to average monthly active users on our mobile apps. Average mobile MAUs for any period is calculated by dividing (i) the sum of active users on our mobile apps for each month during such relevant period, by (ii) the number of months during such relevant period.

[3]

Refers to average monthly active users on our platform. Average MAUs for any period is calculated by dividing (i) the sum of active users on our platform for each month during such relevant period, by (ii) the number of months during such relevant period.

[4]	Refers to the sum of user accounts that purchased various products and services on our platform at least once during such relevant period.

Ms. Catherine Liu, Chief Financial Officer of Huya, commented, “While driving significant user growth, we have also been able to achieve improving financial results in the third quarter of 2020. Our total net revenues and gross profit increased year-over-year by 24.3% and 52.7%, respectively. Our operating margin increased to 7.9% in the third quarter of 2020, substantially improved from 2.8% in the third quarter of 2019, while our non-GAAP operating margin increased to 11.8%, compared to 6.5% in the third quarter of 2019. With such strong operating leverage, we have confidence that we can execute on the many opportunities ahead of us.”

Third Quarter 2020 Financial Results

Total net revenues for the third quarter of 2020 increased by 24.3% to RMB2,814.8 million (US$414.6 million), from RMB2,265.1 million for the same period of 2019.

Live streaming revenues increased by 23.2% to RMB2,657.2 million (US$391.4 million) for the third quarter of 2020, from RMB2,156.1 million for the same period of 2019, primarily due to the increase in the number of paying users and the average spending per paying user on Huya Live. The increase in the number of paying users was primarily driven by the Company’s overall user growth. The increase in the average spending per paying user was primarily driven by the enrichment and enhancement of content, products and services.

Advertising and other revenues increased by 44.6% to RMB157.6 million (US$23.2 million) for the third quarter of 2020, from RMB109.0 million for the same period of 2019, primarily driven by the increasing and diversifying advertiser base, mainly attributable to strengthened recognition of Huya’s brand name in China’s online advertising market.

Cost of revenues increased by 18.0% to RMB2,194.3 million (US$323.2 million) for the third quarter of 2020 from RMB1,858.8 million for the same period of 2019, primarily attributable to the increase in revenue sharing fees and content costs, and personnel-related costs.

Revenue sharing fees and content costs increased by 21.1% to RMB1,826.7 million (US$269.0 million) for the third quarter of 2020 from RMB1,508.9 million for the same period of 2019, primarily due to the increase in revenue sharing fees in relation to higher live streaming revenues, and increased spending in content creators, e-sports and self-produced content. The year-over-year increase was partially offset by benefits from economies of scale.

Bandwidth costs decreased by 1.4% to RMB207.6 million (US$30.6 million) for the third quarter of 2020 from RMB210.5 million for the same period of 2019, primarily due to improved management in bandwidth costs and continued technology enhancement efforts.

Gross profit increased by 52.7% to RMB620.6 million (US$91.4 million) for the third quarter of 2020 from RMB406.3 million for the same period of 2019. Gross margin increased to 22.0% for the third quarter of 2020 from 17.9% for the same period of 2019.

Research and development expenses increased by 35.4% to RMB182.7 million (US$26.9 million) for the third quarter of 2020 from RMB135.0 million for the same period of 2019, mainly attributable to increased personnel-related expenses.

Sales and marketing expenses increased by 17.6% to RMB143.8 million (US$21.2 million) for the third quarter of 2020 from RMB122.3 million for the same period of 2019. The increase was primarily attributable to the increased marketing expenses in the summer to promote the Company’s content, products, services and brand name, as well as increased personnel-related expenses.

General and administrative expenses increased by 23.3% to RMB118.7 million (US$17.5 million) for the third quarter of 2020 from RMB96.3 million for the same period of 2019, mainly due to the increased professional fees associated with the Company’s ongoing merger process with DouYu International Holdings Limited (“DouYu”) (NASDAQ: DOYU).

Operating income increased by 249.0% to RMB222.9 million (US$32.8 million) for the third quarter of 2020 from RMB63.9 million for the same period of 2019. Operating margin increased to 7.9% for the third quarter of 2020 from 2.8% for the same period of 2019.

Non-GAAP operating income, which excludes share-based compensation expenses, increased by 125.2% to RMB331.1 million (US$48.8 million) for the third quarter of 2020 from RMB147.0 million for the same period of 2019. Non-GAAP operating margin increased to 11.8% for the third quarter of 2020 from 6.5% for the same period of 2019.

Income tax expenses increased by 81.7% to RMB50.7 million (US$7.5 million) for the third quarter of 2020 from RMB27.9 million for the same period of 2019.

Net income attributable to HUYA Inc. for the third quarter of 2020 increased by 105.3% to RMB253.0 million (US$37.3 million), from RMB123.2 million for the same period of 2019.

Non-GAAP net income attributable to HUYA Inc. for the third quarter of 2020, which excludes share-based compensation expenses, increased by 75.0% to RMB361.2 million (US$53.2 million), from RMB206.4 million for the same period of 2019.

Diluted net income per American depositary share (“ADS”) was RMB1.05 (US$0.15) for the third quarter of 2020, compared with RMB0.52 for the same period of 2019. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP diluted net income per ADS was RMB1.50 (US$0.22) for the third quarter of 2020, compared with RMB0.87 for the same period of 2019.

Balance Sheets and Cash Flow

As of September 30, 2020, the Company had cash and cash equivalents, short-term deposits and short-term investments of RMB10,798.3 million (US$1,590.4 million), compared with RMB10,745.1 million as of June 30, 2020. The increase was primarily due to net cash provided by operating activities of RMB133.8 million (US$19.7 million) for the third quarter of 2020.

Recent Updates

On October 12, 2020, the Company and DouYu jointly announced that they had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Tiger Company Ltd., a direct wholly owned subsidiary of Huya, and, solely for the limited purposes set forth therein, Nectarine Investment Limited (“Tencent”), a wholly owned subsidiary of Tencent Holdings Limited. Pursuant to the Merger Agreement, Huya will acquire all the outstanding shares of DouYu, including ordinary shares represented by ADSs, through a stock-for-stock merger (the “Merger”). At the effective time of the Merger, each ordinary share of DouYu will be cancelled in exchange for the right to receive 7.30 Class A ordinary shares of Huya, and each DouYu ADS will be cancelled in exchange for the right to receive 0.73 Huya ADS. If the Merger is completed, the shareholders of Huya and DouYu immediately prior to the Merger, respectively, will each hold approximately 50% shares of the combined company on a fully diluted basis.

Concurrently with the execution of the Merger Agreement, DouYu and Tencent entered into a Reassignment Agreement, pursuant to which Tencent will assign its interests in the game live streaming business operated by the Tencent group under the “Penguin e-Sports” brand (the “Penguin Business”) to DouYu and deepen its business cooperation with DouYu in order to integrate the Penguin Business with the business of the combined Huya and DouYu upon the Merger, for a total consideration of US$500 million.

The Merger, which is currently expected to close during the first half of 2021, is subject to customary closing conditions. There can be no assurance that the Merger will be completed during the first half of 2021 or at all.

Huya also announced that its board of directors approved a cash dividend in an aggregate amount of US$200 million to be paid on or around the date of the closing of the Merger to the holders of ordinary shares of Huya, including the holders of Huya ADSs, as of the close of business on certain record date after the date when the required DouYu shareholder approval is obtained and prior to the closing of the Merger. Such record date and payment date will be designated by Huya’s authorized officer and will be announced in due course.

In connection with the proposed merger transaction pursuant to the terms of the Merger Agreement, Huya has filed with the SEC a registration statement on Form F-4 that includes a proxy statement of DouYu that also constitutes a prospectus of Huya relating to ordinary shares and ADSs of Huya to be offered as merger consideration in the Merger. Huya and DouYu urge investors and security holders to read the proxy statement/prospectus and any other relevant documents filed with the SEC carefully and in their entirety, because they will contain important information about Huya, DouYu, the Penguin Business and the Merger. Investors and security holders may obtain the registration statement and proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov.

On November 11, 2020, the Company obtained the usage right to a piece of land with an area of approximately 29,258 square meters in Foshan City, Guangdong Province, through a public auction. The Company’s winning bid price was approximately RMB310 million. The Company intends to develop office space on the land in order to accommodate future work force expansion and reduce long term operating costs and expenses.

Conference Call

The Company’s management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on November 11, 2020 (8:00 p.m. Beijing/Hong Kong time on November 11, 2020).

For participants who wish to join the call, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, Direct Event passcode, a unique registrant ID and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: http://apac.directeventreg.com/registration/event/6564986

Once complete the registration, please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the Direct Event passcode and registrant ID as instructed to connect to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.huya.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until November 18, 2020, by dialing the following telephone numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong, China:	+852-3051-2780
Replay Access Code:	6564986

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to HUYA Inc., non-GAAP net income attributable to ordinary shareholders, and non-GAAP basic and diluted net income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP net income attributable to HUYA Inc. is net income attributable to HUYA Inc. excluding share-based compensation expenses, gain on fair value change of investments, and income tax effects on non-GAAP adjustments. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses, gain on fair value change of investments, and income tax effects on non-GAAP adjustments. Non-GAAP basic and diluted net income per ADS is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation expenses, (ii) gain on fair value change of investments, and (iii) income tax effects on non-GAAP adjustments add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, and (ii) gain on fair value change of investments and (iii) income tax effects on non-GAAP adjustments, which both may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7896 to US$1.00, the rate in effect as of September 30, 2020 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Huya’s business operations and the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to Huya; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Huya and DouYu to terminate the definitive merger agreement between Huya and DouYu; the outcome of any legal proceedings that may be instituted against Huya, DouYu or their respective shareholders or directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to Huya’s or DouYu’s business; a delay in closing the merger; the ability to obtain approval by DouYu’s shareholders on the expected terms and schedule; business disruptions from the proposed merger that will harm Huya’s or DouYu’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; certain restrictions during the pendency of the merger that may impact Huya’s or DouYu’s ability to pursue certain business opportunities or strategic transactions; the ability of Huya or DouYu to retain and hire key personnel; uncertainty as to the long-term value of the Class A ordinary shares of Huya following the merger; the continued availability of capital and financing following the merger; Huya’s ability to realize the intended synergies from the potential merger with DouYu; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of September 30,
	2019	2020	2020
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	1,113,193	3,287,962	484,264
Restricted cash	1,392	13,789	2,031
Short-term deposits	6,743,445	5,815,186	856,484
Short-term investments	2,219,531	1,695,117	249,664
Accounts receivable, net	61,708	76,537	11,273
Amounts due from related parties	51,936	52,690	7,760
Prepayments and other current assets	400,615	473,647	69,761

Total current assets	10,591,820	11,414,928	1,681,237

Non-current assets
Deferred tax assets	45,816	67,928	10,005
Investments	379,424	450,705	66,382
Property and equipment, net	96,686	108,933	16,044
Intangible assets, net	45,085	72,857	10,731
Right-of-use assets, net	102,824	94,565	13,928
Prepayments and other non-current assets	104,895	79,045	11,642

Total non-current assets	774,730	874,033	128,732

Total assets	11,366,550	12,288,961	1,809,969

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	3,725	19,700	2,901
Advances from customers and deferred revenue	845,966	491,811	72,436
Income taxes payable	26,051	12,141	1,788
Accrued liabilities and other current liabilities	1,460,025	1,637,925	241,241
Amounts due to related parties	79,032	136,991	20,177
Lease liabilities due within one year	31,878	31,607	4,655

Total current liabilities	2,446,677	2,330,175	343,198

Non-current liabilities
Lease liabilities	70,110	63,312	9,325
Deferred tax liabilities	—	540	80
Deferred revenue	164,913	173,978	25,624

Total non-current liabilities	235,023	237,830	35,029

Total liabilities	2,681,700	2,568,005	378,227

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of September 30,
	2019	2020	2020
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2019 and September 30, 2020, respectively; 67,101,314 and 82,940,180 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	44	55	8
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2019 and September 30, 2020, respectively; 152,357,321 and 152,357,321 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	100	100	15
Additional paid-in capital	10,081,946	11,377,213	1,675,683
Statutory reserves	64,679	64,679	9,526
Accumulated deficit*	(1,986,054)	(2,079,054)	(306,212)
Accumulated other comprehensive income	524,135	357,963	52,722

Total shareholders’ equity	8,684,850	9,720,956	1,431,742

Total liabilities and shareholders’ equity	11,366,550	12,288,961	1,809,969

*

On January 1, 2020, the Company adopted ASC326, “Financial Instruments-Credit Losses” using modified-retrospective transition approach. Following the adoption of this guidance, a cumulative-effect adjustment accumulated deficit, amounting to RMB3.1 million, was recognized as of January 1, 2020.

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2019	June 30, 2020(2)	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020(2)	September 30, 2020(2)
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming	2,156,106	2,565,057	2,657,208	391,364	5,630,073	7,496,755	1,104,153
Advertising and others	108,986	132,187	157,632	23,217	276,958	427,277	62,931

Total net revenues	2,265,092	2,697,244	2,814,840	414,581	5,907,031	7,924,032	1,167,084

Cost of revenues(1)	(1,858,772)	(2,122,219)	(2,194,263)	(323,180)	(4,891,670)	(6,253,627)	(921,060)

Gross profit	406,320	575,025	620,577	91,401	1,015,361	1,670,405	246,024

Operating expenses(1)
Research and development expenses	(134,969)	(179,856)	(182,683)	(26,906)	(330,424)	(518,597)	(76,381)
Sales and marketing expenses	(122,316)	(114,520)	(143,846)	(21,186)	(320,072)	(364,902)	(53,744)
General and administrative expenses	(96,318)	(140,006)	(118,741)	(17,489)	(256,457)	(348,953)	(51,395)

Total operating expenses	(353,603)	(434,382)	(445,270)	(65,581)	(906,953)	(1,232,452)	(181,520)

Other income, net	11,148	40,710	47,613	7,013	51,344	99,650	14,677

Operating income	63,865	181,353	222,920	32,833	159,752	537,603	79,181

Interest and short-term investments income	86,539	77,714	75,919	11,182	216,145	239,373	35,256
Gain on fair value change of investments	—	—	—	—	—	2,160	318
Other non-operating expenses	—	—	—	—	—	(10,010)	(1,474)
Foreign currency exchange gains (losses), net	645	(975)	4,677	689	1,058	2,277	335

Income before income tax expenses	151,049	258,092	303,516	44,704	376,955	771,403	113,616

Income tax expenses	(27,879)	(51,286)	(50,657)	(7,461)	(68,479)	(139,499)	(20,546)

Income before share of income (loss) in equity method investments, net of income taxes	123,170	206,806	252,859	37,243	308,476	631,904	93,070

Share of income (loss) in equity method investments, net of income taxes	72	(48)	154	23	27	(907)	(134)

Net income attributable to HUYA Inc.	123,242	206,758	253,013	37,266	308,503	630,997	92,936

Net income attributable to ordinary shareholders	123,242	206,758	253,013	37,266	308,503	630,997	92,936

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2019	June 30, 2020(2)	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020(2)	September 30, 2020(2)
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income per ADS*
–Basic	0.56	0.93	1.10	0.16	1.45	2.82	0.41
–Diluted	0.52	0.87	1.05	0.15	1.34	2.65	0.39
Net income per ordinary share
–Basic	0.56	0.93	1.10	0.16	1.45	2.82	0.41
–Diluted	0.52	0.87	1.05	0.15	1.34	2.65	0.39
Weighted average number of ADS used in calculating net income per ADS
–Basic	218,869,547	221,599,311	230,554,718	230,554,718	213,271,560	224,053,176	224,053,176
–Diluted	236,176,000	236,295,396	240,474,833	240,474,833	230,613,572	237,807,379	237,807,379

*	Each ADS represents one Class A ordinary share.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Nine Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	8,497	15,707	17,352	2,556	16,787	47,939	7,061
Research and development expenses	24,172	35,195	42,552	6,267	49,927	114,070	16,801
Sales and marketing expenses	1,468	2,540	2,711	399	3,279	7,829	1,153
General and administrative expenses	48,987	70,784	45,549	6,709	129,566	156,383	23,033

(2)

On November 10, 2020, the Company issued its unaudited interim condensed consolidated financial statements for the six months ended June 30, 2020 and 2019. Based on the Company’s evaluation on subsequent events during the period from the date of the Company’s announcement of its unaudited financial results for the second quarter ended June 30, 2020, which was August 11, 2020, to November 10, 2020, the Company identified that there was a recognized subsequent event existing during the period, that provided additional evidence for the Company’s estimation on the financial impact incurred from one legal proceeding that was filed in August 2018 by a game publisher against the Company’s self-developed mobile game. Accordingly, pursuant to ASC 855-10-25-1, the Company recorded an estimated loss contingency of RMB20.0 million to reflect the recognized subsequent event in its unaudited interim condensed consolidated financial statements as of June 30, 2020 and for the six months ended June 30, 2020.

HUYA INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	406,320	575,025	620,577	91,401	1,015,361	1,670,405	246,024
Share-based compensation expenses allocated in cost of revenues	8,497	15,707	17,352	2,556	16,787	47,939	7,061
Non-GAAP gross profit	414,817	590,732	637,929	93,957	1,032,148	1,718,344	253,085
Operating income	63,865	181,353	222,920	32,833	159,752	537,603	79,181
Share-based compensation expenses	83,124	124,226	108,164	15,931	199,559	326,221	48,048
Non-GAAP operating income	146,989	305,579	331,084	48,764	359,311	863,824	127,229
Net income attributable to HUYA Inc.	123,242	206,758	253,013	37,266	308,503	630,997	92,936
Gain on fair value change of investments	—	—	—	—	—	(2,160)	(318)
Share-based compensation expenses	83,124	124,226	108,164	15,931	199,559	326,221	48,048
Income tax effects on non-GAAP adjustments	—	—	—	—	—	540	80
Non-GAAP net income attributable to HUYA Inc.	206,366	330,984	361,177	53,197	508,062	955,598	140,746
Net income attributable to ordinary shareholders	123,242	206,758	253,013	37,266	308,503	630,997	92,936
Gain on fair value change of investments	—	—	—	—	—	(2,160)	(318)
Share-based compensation expenses	83,124	124,226	108,164	15,931	199,559	326,221	48,048
Income tax effects on non-GAAP adjustments	—	—	—	—	—	540	80
Non-GAAP net income attributable to ordinary shareholders	206,366	330,984	361,177	53,197	508,062	955,598	140,746
Non-GAAP net income per ordinary share
–Basic	0.94	1.49	1.57	0.23	2.38	4.27	0.63
–Diluted	0.87	1.40	1.50	0.22	2.20	4.02	0.59
Non-GAAP net income per ADS
–Basic	0.94	1.49	1.57	0.23	2.38	4.27	0.63
–Diluted	0.87	1.40	1.50	0.22	2.20	4.02	0.59
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
–Basic	218,869,547	221,599,311	230,554,718	230,554,718	213,271,560	224,053,176	224,053,176
–Diluted	236,176,000	236,295,396	240,474,833	240,474,833	230,613,572	237,807,379	237,807,379